Filed pursuant to Rule 433
Issuer Free Writing Prospectus dated February 9, 2021 Supplementing the Preliminary Prospectus Supplement dated February 9, 2021
Registration Statement No. 333-224464

Pricing Term Sheet

Becton Dickinson Euro Finance S.à r.l.
1.213% Notes due 2036 (the “Notes”)

Fully and Unconditionally Guaranteed by
Becton, Dickinson and Company

Issuer:	Becton Dickinson Euro Finance S.à r.l. (the “Company”)

Guarantor:	Becton, Dickinson and Company (the “Guarantor”)

Aggregate Principal Amount Offered:	€600,000,000

Maturity Date:	February 12, 2036

Coupon (Interest Rate):	1.213%

Price to Public (Issue Price):	100.000% of principal amount

Underwriting Discount:	0.550%

Yield to Maturity:	1.213%

Spread to Benchmark German Government Security:	146.4 basis points

Benchmark German Government Security:	0.000% DBR due May 15, 2035

Benchmark German Government Security Price/Yield:	103.640% / -0.251%

Mid-Swap Yield:	0.113%

Spread to Mid-Swap Yield:	+110 basis points

Interest Payment Dates:	Annually, on February 12, commencing February 12, 2022

Day Count Convention:	ACTUAL/ACTUAL (ICMA)

Optional Redemption:
The Notes will be redeemable at the Company’s option, in whole or in part, at any  time prior to November 12, 2035 (three months prior to the maturity date) (the “Par Call Date”), at a redemption price equal to the greater of (1) 100% of the principal amount to be redeemed and (2) the sum of the present values of the remaining scheduled payments on the Notes being redeemed to the Par Call Date, discounting such payments to the redemption date on an annual basis (ACTUAL/ACTUAL (ICMA)) at the applicable comparable government bond rate, plus 25 basis points, plus accrued and unpaid interest, if any, to but excluding the date of redemption. At any time after the Par Call Date, the Notes will be redeemable at the Company’s option, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to the date of redemption on the principal balance of the Notes being redeemed.

Redemption for Tax Reasons:
If, as a result of any change in, or amendment to, the tax laws of a Taxing Jurisdiction (as defined in the preliminary prospectus supplement), or the official interpretation thereof, the Company becomes or, based upon a written opinion of independent counsel selected by the Company, will become obligated to pay  additional amounts with respect to the Notes, the Company may at any time at its option redeem, in whole, but not in part, the Notes at 100% of the principal amount plus accrued and unpaid interest to the date of redemption.

Change of Control:
If a change of control triggering event occurs, unless the Company has exercised its right to redeem the Notes as described under “Optional Redemption,” each holder will have the right to require the Company to purchase all or a portion of such holder’s Notes at a purchase price of 101% of the principal amount plus accrued and unpaid interest to, but excluding, the date of purchase.

Trade Date:	February 9, 2021

Settlement Date:	February 12, 2021 (T+3)*

Settlement:	Euroclear/Clearstream

Type of Offering:	SEC Registered

Listing:	New York Stock Exchange

MiFID II Product Governance:	Manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels)

UK MiFIR Product Governance:	Manufacturer target market (UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels)

PRIIPs:	No EU PRIIPs or UK PRIIPs key information document (KID) has been prepared as not available to retail in the EEA or in the UK

Common Code/ISIN/CUSIP Numbers:	229845942/XS2298459426/07589L AD9

Denominations:	€100,000 x €1,000

Stabilization:	Stabilization/FCA

Joint Book-Running Managers:	Barclays Bank PLC Citigroup Global Markets Limited J.P. Morgan Securities plc Morgan Stanley & Co. International plc BNP Paribas

Co-Managers:
BNY Mellon Capital Markets, LLC
ING Bank N.V., Belgian Branch
Intesa Sanpaolo S.p.A.
Loop Capital Markets LLC
PNC Capital Markets LLC
Siebert Williams Shank & Co., LLC
Standard Chartered Bank
The Toronto-Dominion Bank
U.S. Bancorp Investments, Inc.

*
Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the Trade Date will generally be required, by virtue of the fact that the Notes initially settle on the third U.S. business day following the Trade Date, to specify an alternate settlement arrangement at the time of any such trade to prevent a  failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their advisors.

The Guarantor has filed a registration statement with the SEC, as amended by post-effective amendment no. 1 thereto (including a prospectus and a preliminary prospectus supplement) filed by the Issuer and the Guarantor, for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the Guarantor has filed with the SEC for more complete information about the Guarantor, the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov. Alternatively, the Issuer, the Guarantor, any underwriter or any dealer participating in the offering  will arrange to send you the prospectus if you request it by contacting Barclays Bank PLC at 1-888-603-5847, Citigroup Global Markets Limited at 1-800-831-9146, J.P. Morgan Securities plc collect at +44-207-134-2468 and Morgan Stanley & Co. International plc at 1-866-718-1649.

This pricing term sheet supplements the preliminary prospectus supplement dated February 9, 2021 relating to the prospectus dated May 17, 2019.

MiFID II and/or the UK MiFIR Product Governance Rules professionals/ECPs-only / No PRIIPs KID – Manufacturer target market (MIFID II product governance and/or the UK MiFIR Product Governance Rules) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail investors in EEA or the United Kingdom.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.